09040361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01\01\2008 (MM/DD/YY) AND ENDING 12\31\2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOWERS PERRIN CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 MADISON AVENUE
(No. and Street)

NEW YORK	NEW YORK	10017-4605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH L. PRAGER 212-309-3961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 MARKET STREET,	PHILADELPHIA	PENNSYLVANIA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUDITH L. PRAGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOWERS PERRIN CAPITAL MARKETS, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

RONALD ALLEN
Notary Public, State of New York
No. 01AL6058096
Qualified in Bronx County
Certificate Filed in New York County
Commission Expires April 30, 2011

[signature]
Notary Public

[signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditor's Report

The Board of Directors
Towers Perrin Capital Markets, Inc.:

We have audited the accompanying statements of financial condition of Towers Perrin Capital Markets, Inc., (the Company) as of December 31, 2008, and the related statements of operations, changes in shareholder's investment, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Towers Perrin Capital Markets, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 24, 2009

Towers Perrin Capital Markets, Inc.
Statement of Financial Condition
As of December 31, 2008

Assets		
Cash	$	1,576,270
Receivable from Parent		200,786
Deferred income taxes		4,216
Total Assets	**$**	**1,781,272**
Liabilities and Shareholder's Investment		
Liabilities		
Payable to Parent	$	64,428
Total liabilities		64,428
Shareholder's investment		
Common stock, $0.001 par value; 1,000 shares issued and outstanding		1
Additional paid-in capital		1,999,999
Accumulated deficit		(283,156)
Total shareholder's investment		1,716,844
Total Liabilities and Shareholder's Investment	**$**	**1,781,272**

See accompanying notes to financial statements.

Towers Perrin Capital Markets, Inc.
Statement of Operations
Period from January 1, 2008 to December 31, 2008

Revenues	$ —
Expenses	
Compensation and benefits	242,035
General and administrative	15,998
Professional and subcontracted services	230,125
Total expenses	488,158
Net loss before income taxes	(488,158)
Income tax benefit	205,002
Net loss	**$(283,156)**

See accompanying notes to financial statements.

Towers Perrin Capital Markets, Inc.
Statement of Changes in Shareholder's Investment
Period from January 1, 2008 to December 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Investment
Balance as of January 1, 2008	$ 1	$ 199,999	$ —	$ 200,000
Net loss	—	—	(283,156)	(283,156)
Capital contribution	—	1,800,000	—	1,800,000
Balance as of December 31, 2008	$1	$1,999,999	$(283,156)	$1,716,844

See accompanying notes to financial statements.

Towers Perrin Capital Markets, Inc.
Statement of Cash Flows
Period from January 1, 2008 to December 31, 2008

Cash Flows from Operating Activities:	
Net loss	$ (283,156)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities:	
(Increase) in deferred income taxes	(4,216)
(Increase) in receivable from Parent	(200,786)
Increase in payable to Parent	64,428
Net cash used in operating activities	**(423,730)**
Cash Flows from Financing Activities:	
Contribution of capital from shareholder	1,800,000
Net cash provided by financing activities	**1,800,000**
Net increase in cash	1,376,270
Cash, beginning of period	200,000
Cash, end of period	**$ 1,576,270**

See accompanying notes to financial statements.

Towers Perrin Capital Markets, Inc.
Notes to Financial Statements
December 31, 2008

1) Summary of Significant Accounting Policies

Towers Perrin Capital Markets, Inc. (the Company), a wholly-owned subsidiary of Towers, Perrin, Forster, & Crosby (Towers Perrin or the Parent), is a broker and dealer of securities. Rule 17a-5 of the Securities Exchange Act of 1934 requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission).

a) *Basis of Presentation*

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b) *Income Taxes*

The Company accounts for income taxes pursuant to the requirements of SFAS No. 109, Accounting for Income Taxes (SFAS 109). The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against net deferred tax assets, when, in the judgment of management, it is more likely than not that such net deferred tax assets will not become realizable.

c) *Use of Estimates*

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

2) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $5,000 or 12 1/2% of "aggregate indebtedness" in the current year and $5,000 or 6 2/3% of "aggregate indebtedness" in future years. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 8 to 1 in the current year and 15 to 1 in future years. At

December 31, 2008, the Company had a ratio of aggregate indebtedness to net capital of approximately .04 to 1 and exceeded the net capital requirement of $8,053. Aggregate indebtedness and net capital, as defined, were $64,428 and $1,716,844, respectively, at December 31, 2008.

3) Exemptive Provisions

The Company is exempt from the requirements of Rule 15c3-3 under section k(2)(i) of Rule 15c3-3.

4) Related Parties

Towers Perrin pays certain direct expenses on behalf of the Company. In addition, employees of Towers Perrin provide services to the Company such as bookkeeping and legal services. For the period from January 1, 2008 through December 31, 2008, the Company incurred costs payable to Towers Perrin for such services of $478,158.

5) Income Taxes

Components of income tax (benefit) for the year ended December 31, 2008 are as follows:

Current:	
Federal	$(149,354)
State	(51,432)
	(200,786)
Deferred:	
Federal	$ (3,114)
State	(1,102)
	$ (4,216)

The income of the Parent and all of its domestic subsidiaries, including the Company, were included in the filing of a consolidated tax return. The Company's share of the consolidated income tax was determined by multiplying the separate taxable loss of the Company for the year by the federal and state corporate income tax rates applicable for the year. The current federal and state tax benefits resulting from taxable losses incurred by the Company have been recognized as an income tax receivable from the Parent of $200,786 at December 31, 2008.

Deferred tax assets of the Company as of December 31, 2008 totaled $4,216. The realizability of deferred tax assets is dependent upon various factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities, and tax planning strategies.

Schedule 1

Towers Perrin Capital Markets, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2008

Aggregate indebtedness:	
Payable to Parent	$ 64,428
Total aggregate indebtedness	$ 64,428
Net capital:	
Net worth:	
Common stock	1
Paid-in capital	1,999,999
Retained earnings	(283,156)
Total net worth	$1,716,844
Net capital before haircuts on securities positions	$1,716,844
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1:	
Trading and investment securities	—
Net capital	$1,716,844
Minimum capital required to be maintained	8,053
Net capital in excess of requirements	$1,708,791
Ratio of aggregate indebtedness to net capital	.04

The reconciliation with the Company's computation (included in Part IIA of Form X-17a-5(a) as of December 31, 2008):

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$1,511,842
Income tax benefit recorded subsequent to Part IIA filing	205,002
Net capital per above	$1,716,844

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Non issuer Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
Towers Perrin Capital Markets, Inc.:

In planning and performing our audit of the financial statements of Towers Perrin Capital Markets, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 24, 2009

Towers Perrin Capital Markets, Inc.

Financial Statements and Schedule

December 31, 2008

(With Independent Auditors' Report Thereon)